

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

May 2, 2008

Mr. Jay Rembolt
Chief Financial Officer
WD-40 Company
1061 Cudahy Place
San Diego, CA 92110

> **RE:** **Form 10-K for the fiscal year ended August 31, 2007**
> **Forms 10-Q for the periods ended November 30, 2007 and February 29, 2008**
> **Form DEF 14A filed on November 8, 2007**
> **File No. 0-6936**

Dear Mr. Rembolt:

    We have reviewed your response and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED AUGUST 31, 2007</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Risk Factors, page 5

2. We note your proposed disclosure provided in response to comment 2 in our letter dated March 28, 2008. However, please note that only material risks should be described in the Risk Factors section. If risks are not deemed material, you should not reference them. Please do not include the last sentence of your proposed disclosure.

Financial Statements

General

3. We have reviewed your response to prior comment 5 in our letter dated March 28, 2008. Please disclose the extent of your self-insured retention amounts in each area of risk as of each balance sheet date. Please also disclose whether or not you have insurance for losses above your self-insured retention amounts and, if so, the amounts at which this insurance coverage begins in each area of risk.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jessica Kane, Staff Attorney, at (202) 551-3235 or, in her absence, Brigitte Lippmann, Staff Attorney, at (202) 551-3713 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief